EXHIBIT 1

Buenos Aires, May 16, 2013
Messrs.
NATIONAL SECURITIES COMMISSION
25 de Mayo 175
Subgerencia de Emisoras

Messrs.
BUENOS AIRES STOCK EXCHANGE
Sarmiento 299

Re: EDENOR S.A. – Relevant Fact (Hecho Relevante)-
Resignation of Director

Dear Sirs:

I hereby inform you on behalf of Empresa Distribuidora y Comercializadora Norte S.A. (EDENOR S.A.) (the “Company”), in compliance with applicable regulation, that on May 15, 2013, we received the resignation, for personal reasons, of Ms. Valeria Martofel from her position as Director (Directora Titular), to which she was appointed at the Ordinary and Extraordinary General Shareholders’ Meeting held on April 25, 2013. Said resignation states that it is effective upon its presentation and will be considered by the Board of Directors at its next meeting. Ms. Martofel was also a member of the Company’s Audit Committee.
Sincerely,
Carlos Ariosa
Attorney-in-Fact